UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68262

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/2020 AND ENDING 11/30/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coventry Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7111 Valley Green Road

(No. and Street)

Fort Washington   PA   19034

(City)   (State)   (Zip Code)

OFFICIAL USE ONLY

FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELIZABETH ATTANASIO   212-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP

(Name – if individual, state last, first, middle name)

1600 Market Street, 32nd Fl	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

OATH OR AFFIRMATION

I, Neal Jacobs _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coventry Securities, LLC _____ , as of November 30 _____, 20 21 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

CEO
_____
Title

_____
Notary Public

Commonwealth of Pennsylvania - Notary Seal
ALEXANDRA R. JAIN, Notary Public
Chester County
My Commission Expires April 25, 2023
Commission Number 1348996

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FINANCIAL STATEMENTS

Coventry Securities, LLC
November 30, 2021

Coventry Securities, LLC

Financial Statements

November 30, 2021

Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Coventry Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coventry Securities, LLC (the "Company") as of November 30, 2021 and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of November 30, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP

We have served as the Company's auditor since 2014.

Philadelphia, PA
January 21, 2022



Coventry Securities, LLC

Statement of Financial Condition

		November 30, 2021
Assets		
Cash	$	302,357
Other assets		29,967
Total assets	$	332,324
Liabilities and member's equity		
Accrued expenses	$	30,384
Due to an affiliate		7,432
Total liabilities		37,816
Commitments and contingencies		
Member's equity		294,508
Total liabilities and member's equity	$	332,324

See accompanying notes.

Coventry Securities, LLC

Notes to Financial Statements

November 30, 2021

1. Nature of Operations

Coventry Securities, LLC (the "Company") is a limited liability company established in Delaware in 2009. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its limited liability company agreement (the "Agreement").

The Company was formed pursuant to the Delaware Limited Liability Company Law (the "Act"). Pursuant to the Agreement, the member of the Company shall not have any liability for the obligations or liabilities of the Company except to the extent of any non-waiverable provision of the Act.

There is one class of member interest in the Company. The sole member of the Company is a trust controlled by and for the benefit of members of a single family.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"). The Company operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA") and is a member of the Securities Investor Protection Corporation. The Company's principal activities consist of marketing its services as a broker-dealer and placement agent, registering and training its registered representatives, and providing services under an agreement with an affiliated entity (see Note 3).

The Company is affiliated with multiple entities through common ownership (see Note 3 for a description of related party transactions).

COVID-19

Management is currently evaluating the COVID-19 pandemic and its impact on the financial services industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions regarding the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Cash

As of November 30, 2021, cash consists of noninterest-bearing accounts at a bank. Cash may exceed the Federal Deposit Insurance Corporation limits.

Other Assets

Other assets consist principally of deposits with a regulatory agency and prepaid expenses.

Accrued Expenses

Accrued expenses consist principally of accrued professional fees.

Due to an Affiliate

Due to an affiliate consists principally of amounts payable under the Corporate Services Agreement more fully described in Note 3, "Related Party Transactions."

Income Taxes

The Company has elected S Corporation status under the provisions of the Internal Revenue Code and corresponding sections of state income tax laws. Under those provisions, the Company does not pay federal or state income taxes. As such, any income taxes are liabilities of the Company's member.

The Company has concluded there are no significant uncertain tax positions that would require recognition in the financial statements as of November 30, 2021. As of November 30, 2021, the Company's tax years ended November 30, 2018, 2019, 2020, and 2021 are subject to examination by the tax authorities.

Notes to Financial Statement (continued)

2. Summary of Significant Accounting Policies (continued)

Subsequent Events

Subsequent events through January 21, 2022, the date that the financial statements were available to be issued, have been evaluated for disclosure and recognition.

3. Related-Party Transactions

Brokerage Services Agreement

The Company provides brokerage services to an affiliated entity pursuant to the Brokerage Services Agreement. Amounts due under this agreement are settled in the normal course of the Company's business.

Corporate Services Agreement

Pursuant to the Corporate Services Agreement, an affiliated entity provides certain employees, officers, and facilities for the operations of the Company. Expenses are allocated by the affiliated entity based on time spent on the Company's operations by these employees and officers.

Obligations incurred in connection with this agreement are settled in the normal course of the Company's business.

4. Net Capital Requirement

As a registered broker-dealer in securities, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that aggregate indebtedness not exceed 1500% of net capital.

At November 30, 2021, the Company had net capital of $264,541, which was $259,541 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 14.29%.